SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces the Extraordinary Shareholders' Meeting" dated on November 07, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the Extraordinary Shareholders’ Meeting

November 07, 2007 (02 pages)

For more information, contact: Daniel de Andrade Gomes TELESP, São Paulo, Brazil Tel.: (55-11) 3549-7200 Fax: (55-11) 3549-7202 E-mail: dgomes@telefonica.com.br URL: www.telefonica.com.br

(São Paulo, Brazil – November 07, 2007) - The Shareholders of Telecomunicações de São Paulo S.A. - TELESP are hereby called to the Extraordinary Shareholders Meeting, to be held on November 23, 2007, at 11:00 a.m. at the Company headquarters located at Rua Martiniano de Carvalho 851, Bela Vista, Sao Paulo - SP, to deliberate on the following agenda:

I - To homologate, according to the article 256 of the Law 6404/76, the celebration of a Private Instrument of Convergence Agreement, Purchase and Sell of Business, Assets, Shares and Others covenants (“Agreement”), between the Company and Abril Comunicações S.A., Tevecap S.A., TVA Sistema de Televisão S.A. and Rede Ajato S.A., having as consenting intervenient the societies Abril S.A., Navytree Participações Ltda., GTR Participações Ltda., Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A. and TVA Brasil Radioenlaces Ltda. (“Abril”) on October 29, 2006 and approve the purschase of the control stake of Navytree Participações S.A.;

II - To homologate the agreement with Banco ABN AMRO Real S.A., responsible for the elaboration of the Valuation Report of Navytree Participações S.A., according to the article 256 of the Companies Law, as well as approve the mentioned Valuation Report.

III - To deliberate on the proposal for alteration of the Company’s Bylaws to: (i) to attribute to the Board of Directors the responsibility to create and extinguish subsidiaries, agencies and branches, offices, departments and representations, in the whole national territory and abroad, adjusting, as a consequence, the wording of the article 3 of the Company’s Bylaws; (ii) to establish that the concession of the letter of attorney, by the Society, will be the responsibility of two Directors (not necessarily the Chairman and the General Director of Fixed Telephony), adapting, with that, the wording of the 3rd paragraph of the article 22 of the Company’s Bylaws, which additional dispositions related to specified responsibilities and period of maximum validity will be preserved.

IV - To approve the Consolidated Company’s Bylaws.

GENERAL INSTRUCTIONS: A) The corresponding powers-of-attorney for the General Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho, 851, 14th floor, Sao Paulo - SP (at Gerência Jurídica Societária; telephones 3549-7421; 3549-7423; 3549-7428), on business days, from Monday to Friday, between 9:00 a.m. and 18:00 p.m.. The deadline sets on November 21, 2007 at 11:00 p.m.; such powers-of-attorney must have special authorities and corporate acts and/or documents that prove the power of the corporate entity. B) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish participate of the referred General Meeting, shall submit a document with the respective shareholder stake, issued by the custodian body as of

November 21, 2007, inclusive. C) The documents related to this meeting will be available for shareholders’ consulting at the Company’s headquarter, by contacting Daniel Andrade Gomes, Director of Merger and Acquisitions, telephone (11) 3549-7200.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 07, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director